William C. Dockman Senior Vice President & Chief Financial Officer T +1 410.531.4558 Bill.Dockman@grace.com W. R. Grace & Co. 7500 Grace Drive Columbia, MD 21044

September 16, 2020

Division of Corporation Finance
Office of Life Sciences
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Terence O'Brien, Accounting Branch Chief

Ladies and Gentlemen:

Thank you for your letter dated September 3, 2020, regarding the review of the W. R. Grace & Co. Annual Report on Form 10-K for the fiscal year ended December 31, 2019, by the Staff of the Division of Corporation Finance of the Securities and Exchange Commission. Our executive team and Disclosure Committee have considered your comment and set forth below is our response. We appreciate your review of our disclosure. For your convenience, we have reprinted your comment in italicized text below, immediately followed by our response in normal text.

Form 10-K for the year ended December 31, 2019

Item 8. Financial Statements and Supplementary Data
Note 10. Commitments and Contingent Liabilities
Other Legacy Matters, page 95

1.We note your response to prior comment 1 from our letter dated July 23, 2020. You indicate that the dam and spillway (KDID) was built proactively to prevent environmental contamination, not in response to any environmental remediation obligation. You further note that the KDID is regulated by the Montana Department of Natural Resources and Conservation (DNRC) and the permit issued in March 2019 requires that you complete construction of a new spillway before the permit is further renewed in five years. Please clarify if you are legally obligated to operate the KDID. If so, please fully explain this obligation. If not, please address the following to explain why it was appropriate to accrue for the future costs of construction under CON 6:

•
More fully explain why the issuance of the March 2019 permit created a current liability to reconstruct the KDID. Specifically, address how you determined a present obligation to reconstruct the KDID existed if you are not under any contractual obligation to operate the KDID; and

•	Clarify whether you are legally obligated to renew the March 2019 permit in five years if you chose to no longer operate the KDID.

Response:

The Kootenai Development Impoundment Dam (KDID) was built, starting in the early 1970s, as part of implementing a wet milling process at the vermiculite mine owned and operated by Grace outside Libby, Montana. This large earthen dam now retains fine tailings that have settled from process water and from stormwater over many decades and have compacted behind the dam. Today, the dam continues to be owned and operated by Grace and provides the essential permanent beneficial function of impounding materials and enabling settling

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from surface water of entrained materials. Grace is committed to maintaining this dam (and its ancillary structures, such as the spillway) in accordance with the permit and with good engineering and environmental practices.

As owner of the KDID, Grace is legally obligated by Montana law to operate and maintain the KDID in accordance with the DNRC permit. Grace's obligations under the 2019 permit include: periodic inspections of the KDID by a licensed professional engineer, maintaining an emergency action plan and emergency intervention plan, addressing recommendations in the engineer’s report, and reconstruction of the spillway, as well as timely renewal. That is, Grace cannot avoid incurring this expense, as Grace is obligated, as a result of the 2019 permit, to perform these procedures.

Failure to satisfy these conditions of the KDID permit, including spillway replacement, would violate Montana's Dam Safety Law, be subject to enforcement, and could lead to violation of environmental laws relating to water quality. Grace concluded that it is legally obligated to replace the spillway in order to comply with the 2019 permit conditions.

Please contact me at (410) 531-4558 if you have any questions or comments with respect to this response letter.

Sincerely,

/s/ William C. Dockman

William C. Dockman
Senior Vice President and Chief Financial Officer

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